Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR OCTOBER 15, 2009 AND UPDATES ITS HEDGE POSITION
(Calgary, September 21, 2009) /Marketwire/ – Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its October 15, 2009 cash distribution will be Cdn $0.10 per trust unit. The distribution is net of amounts withheld to partially finance capital expenditures and preserve financial flexibility. The ex-distribution date is September 28, 2009. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of September 30, 2009.
The distribution of Cdn $0.10 per trust unit is equivalent to approximately U.S. $0.09385 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9385. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of August 2009. Cash distributions paid over the past 12 months now total Cdn $1.72 per trust unit or approximately U.S. $1.46 per trust unit.
Pengrowth will continue to evaluate opportunities to address the imposition of the SIFT tax in 2011 and currently anticipates converting to a dividend paying corporation at an optimal time prior to 2013.
In response to continuing volatility in natural gas prices, Pengrowth has entered into some additional gas hedges. Pengrowth’s current hedge position for oil and gas is summarized below:

		Hedged	Price
Natural Gas	Year	(Mmbtu/day)	CDN/Mmbtu

(remainder of year)	2009	74,760	8.00
	2010	94,783	6.11
	2011	33,174	5.77

		Hedged	Price
Crude Oil	Year	(Bbls/day)	CDN/Bbl

(remainder of year)	2009	15,500	82.45
	2010	12,500	82.09
	2011	500	82.44

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224   Toll Free: 1-888-744-1111   Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684   Facsimile: (403) 781-9757

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